February 19, 2010

Jason Dussault, President
Dussault Apparel, Inc.
2250 East Hastings Street
Vancouver, BC V5L 1V4

  RE: Dussault Apparel, Inc.
       Annual Report on Form 10-KSB FYE 10/31/08
       Filed March 17, 2009
       File No. 0-52452

Dear Mr. Dussault:

    We have reviewed your supplemental response dated December 21, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business

1. As previously requested in comment number 2 of our October 30, 2009 letter, disclose in future filings where your products are manufactured. Please provide us with the text you plan to include in your future filings.

2. We note your state that you have "distribution agreements in regards to our "Deuce" collection in Canada, and for our headware collection in the United States". In your future filings, file any material agreements as exhibits to the Form 10-K as required by Item 601(b) of Regulation S-K and briefly discuss the principal terms of those agreements. Please provide us with the text you plan to include in your future filings regarding your distribution agreements.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses.

Please call Janice McGuirk at (202) 551-3395 or David Link, reviewer, at (202) 551- 3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to William Macdonald, Esq.
(604) 681-4760